SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 7
to
Schedule TO/A
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Name of Subject Company (Issuer))

TELEMAR PARTICIPAÇÕES S.A.
BNDES Participações S.A. — BNDESPar
Asseca Participações S.A.
AG Telecom Participações S.A.
L.F. Tel S.A.
(Names of Filing Persons)

Preferred shares, without par value
American Depositary Shares, each representing one preferred share
(Title of Class of Securities)

879246106
(CUSIP Number of American Depositary Shares)

Fabio Schvartsman
Praia de Botafogo 300, 11° andar, sala 1101 (parte)
22250-040 — Rio de Janeiro, RJ, Brazil
55-21-3873-9000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Kevin W. Kelley, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166-0193
(212) 351-4000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
US$5,995,946,963.75	US$184,075.57

* Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(d) only. The Transaction Valuation was calculated assuming the purchase of all outstanding preferred shares, no par value (including preferred shares represented by American Depositary Shares), other than shares owned directly or indirectly by the Telemar Participações S.A. (“TmarPart”), at a purchase price of R$45.00 in cash per preferred share or American Depositary Share. As of September 17, 2007 there were 254,747,800 preferred shares outstanding (including preferred shares represented by American Depositary Shares), none of which are owned directly or indirectly by TmarPart. As a result, this calculation assumes the purchase of 254,747,800 outstanding preferred shares. The Transaction Value was calculated in Brazilian reais (R$) and converted into U.S. dollars at the average of the bid and ask exchange rates published by the Brazilian Central Bank at the close of business on September 17, 2007 of US $1 = R$1.9119.

** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is $30.70 per $1 million (prorated for amounts less than $1 million) of the aggregate Transaction Valuation. Accordingly, the filing fee is calculated by multiplying the aggregate Transaction Valuation by 0.00003070.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: US$140,841.87           Filing Party: Telemar Participações S.A.

Form of Registration No.: Schedule TO           Date Filed: June 20, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☑	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 7 (this “Amendment”) amends and restates the tender offer statement on combined Schedule TO and Schedule 13E-3 (the “Combined Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on June 20, 2007, as amended by Amendment No. 1, filed with the SEC on June 29, 2007, Amendment No. 2, filed with the SEC on July 16, 2007, Amendment No. 3 filed with the SEC on July 23, 2007, Amendment No. 4, filed with the SEC on August 2, 2007, Amendment No. 5, filed with the SEC on August 13, 2007, and Amendment No. 6, filed with the SEC on September 4, 2007 relating to the offer by Telemar Participações S.A. (“TmarPart”), a sociedade anônima organized under the laws of the Federative Republic of Brazil, and its controlling shareholders BNDES Participações S.A. — BNDESPar, Asseca Participações S.A., AG Telecom Participações S.A. and L.F. Tel S.A., to purchase any and all outstanding preferred shares, no par value, including any and all preferred shares represented by American Depositary Shares (the “ADSs”), of Tele Norte Leste Participações S.A., a sociedade anônima organized under the laws of the Federative Republic of Brazil (“TNL”), other than the shares owned directly or indirectly by TmarPart, at a price of R$35.09 per preferred share in cash, adjusted by the Brazilian Taxa Referencial-TR (“BTR”) from April 10, 2007 to the date payment is made for shares purchased in the tender offer, net of stock exchange and settlement fees, any applicable brokerage fees or commissions and applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated June 20, 2007 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”), which were previously filed with the Combined Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The information contained in the Offer to Purchase and Letter of Transmittal is expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and restated to the extent specifically provided herein.

This Amendment also constitutes an amendment to and restatement of Schedule 13E-3 in accordance with Instruction I to Schedule 13E-3 and Instruction J to Schedule TO.

This Amendment relates, in part, to TmarPart’s increase of the price to R$45.00 in its amended offer to purchase any and all preferred shares, including all preferred shares represented by ADSs of TNL. The terms of the price increase are set forth in the amended offer to purchase dated September 21, 2007 (the “Amended Offer to Purchase”) and in the related amended letter of transmittal (the “Amended Letter of Transmittal”), which are annexed to and filed with this Amendment as Exhibits (a)(1)(F) and (a)(1)(G) respectively.

Items 1 through 11.

The information set forth in the Amended Offer to Purchase including, without limitation, all schedules thereto and the related Amended Letter of Transmittal, is incorporated herein to amend and restate Items 1 through 11 of the Combined Schedule TO.

Item 12.	Exhibits.

Item 12 of the Combined Schedule TO is amended and supplemented by adding the following:

(a)(1)(F)	Amended Offer to Purchase, dated September 21, 2007.

(a)(1)(G)	Form of Amended Letter of Transmittal to transmit American Depositary Shares.

(a)(1)(H)	Form of Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(I)	Form of Amended Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(M)	Statement of Material Fact, issued by TmarPart on September 21, 2007.

Item 13.	Information Required by Schedule 13E-3.

The information set forth in the Amended Offer to Purchase including, without limitation, all schedules thereto and the related Amended Letter of Transmittal, is incorporated by reference herein to amend and restate to Items 1 through 16 of Schedule 13E-3, except to those items as to which information is specifically provided below.

Schedule 13E-3, Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(b) The information set forth in “The Tender Offer — Section 13 — Fees and Expenses” is incorporated herein by reference.

Schedule 13E-3, Item 16. Exhibits.

(c) Valuation Report, N M Rothschild & Sons (Brasil) Ltda., May 25, 2007.

(f) None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2007

TELEMAR PARTICIPAÇÕES S.A.

By:	/s/ FABIO SCHVARTSMAN
Name: Fabio Schvartsman

Title:	Chief Executive Officer

By:	/s/ JOSÉ AUGUSTO DA GAMA FIGUEIRA
Name: José Augusto da Gama Figueira

Title:	Executive Officer

BNDES PARTICIPAÇÕES S.A. — BNDESPar

By:	/s/ EDUARDO RATH FINGERL
Name: Eduardo Rath Fingerl

Title:	Officer

By:	/s/ ARMANDO MARIANTE CARVALHO JR.
Name: Armando Mariante Carvalho Jr.

Title:	Acting President

ASSECA PARTICIPAÇÕES S.A.

By:	/s/ FERSEN LAMAS LAMBRANHO
Name: Fersen Lamas Lambranho

Title:	Officer

By:	/s/ MARCELO CUNHA RIBEIRO
Name: Marcelo Cunha Ribeiro

Title:	Officer

L.F. TEL S.A.

By:	/s/ ALEXANDRE JEREISSATI LEGEY
Name: Alexandre Jereissati Legey

Title:	Market Relations Officer

By:	/s/ PEDRO JEREISSATI
Name: Pedro Jereissati

Title:	Managing Director

AG TELECOM PARTICIPAÇÕES S.A.

By:	/s/ LUIZ OTÁVIO MOURÃO
Name: Luiz Otávio Mourão

Title:	Director

By:	/s/ CELSO FERNANDEZ QUINTELLA
Name: Celso Fernandez Quintella

Title:	Director

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated June 20, 2007.*

(a)(1)(B)	Form of Letter of Transmittal to transmit American Depositary Shares.*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Notice of Voluntary Public Tender Offer for acquisition of all the preferred shares of Tele Norte Leste Participações S.A. and Telemar Norte Leste S.A., dated June 20, 2007(English translation).*

(a)(1)(F)	Amended Offer to Purchase, dated September 21, 2007.

(a)(1)(G)	Form of Amended Letter of Transmittal to transmit American Depositary Shares.

(a)(1)(H)	Form of Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(I)	Form of Amended Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Statement of Material Fact issued by TmarPart on April 10, 2007.*

(a)(5)(B)	Statement of Material Fact issued by TmarPart on April 17, 2007.*

(a)(5)(C)	Statement of Material Fact issued by TmarPart on April 20, 2007.*

(a)(5)(D)	Information to the Market issued by TmarPart on May 29, 2007.*

(a)(5)(E)	Statement of Material Fact issued by TmarPart on June 19, 2007.*

(a)(5)(F)	Errata, issued by TmarPart on June 28, 2007 (English translation).*

(a)(5)(G)	Communication to the Market, issued by TmarPart on July 13, 2007.*

(a)(5)(H)	Statement of Material Fact, issued by TmarPart on July 20, 2007. *

(a)(5)(I)	Statement of Material Fact, issued by TmarPart on August 1, 2007.*

(a)(5)(J)	Statement of Material Fact, issued by TmarPart on August 2, 2007.*

(a)(5)(K)	Statement of Material Fact, issued by TmarPart on August 13, 2007.*

(a)(5)(L)	Statement of Material Fact, issued by TmarPart on August 31, 2007.*

(a)(5)(M)	Statement of Material Fact, issued by TmarPart on September 21, 2007.

(b)(1)	Senior Secured Bridge Facility, Commitment Letter, dated as of June 19, 2007.*

(b)(2)	Senior Secured Bridge Facility, Summary of Principal Terms and Conditions, dated as of June 19, 2007.*

(d)	None

(g)	None.

Schedule 13E-3, Item 16. Exhibits.

(c)	Valuation Report, N M Rothschild & Sons (Brasil) Ltda., May 25, 2007.*

*	Previously filed.